

Mail Stop 7010

March 5, 2008

Mr. Ernest J. Scheidemann
VP, Treasurer and CFO
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

      RE: **Form 10-K for the fiscal year ended December 31, 2006**
              Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and
              September 30, 2007
              File No. 1-31255

Dear Mr. Scheidemann:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief